FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of May 2008

HOLMES FINANCING (No 8) PLC

HOLMES FUNDING LIMITED

HOLMES TRUSTEES LIMITED

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

Holmes Financing (No. 8) PLC
Profit & Loss Account
Period Ended 15 April 2008

	This Quarter	Prior Quarter
	£'000	£'000

Interest receivable - Inter-company loan	29,415	32,901
Interest receivable - Cash collateral
Interest receivable - Cash deposits	-	-
	29,415	32,901

Interest payable - Notes	(29,415)	(32,901)
Interest payable - CSFB
	(29,415)	(32,901)

Net operating income	-	-

Fair value derivative	319	202
Operating expenses	-	-

Profit on ordinary activities before taxation	319	202

Taxation	(89)	(49)

Profit on ordinary activities after taxation	230	154

Dividend	-	-

Retained profit brought forward	576	422

Retained profit carried forward	806	576

Holmes Financing (No. 8) PLC
Balance Sheet
Period Ended 15 April 2008

		£'000

Fixed asset investments
Loans to Funding		1,761,852

Current assets
Accrued interest receivable
Deferred Tax	1,119
Cash at bank	17
Cash collateral
	1,136

Creditors: Amounts falling due within one year
Fair value derivative	318
Accrued interest payable
	318

Net current assets		819

Total assets less current liabilities		1,762,670

Creditors: Amounts falling due after more than one year
Amounts due to noteholders		(1,761,852)
Net assets		819

Capital and reserves
Share capital		13
Reserves		806
		819

Holmes Financing (No. 8) PLC
Notes Outstanding
Period Ended 15 April 2008

	ISIN / CUSIP Number	Currency	Reference Rate
Series 1 Class A	US43638VAA98	US$	1 month USD Libor
Series 1 Class B	US43638VAB71	US$	3 month USD Libor
Series 1 Class C	US43638VAC54	US$	3 month USD Libor
Series 2 Class A	US43638VAD38	US$	3 month USD Libor
Series 2 Class B	US43638VAE11	US$	3 month USD Libor
Series 2 Class C	US43638VAF85	US$	3 month USD Libor
Series 3 Class A	XS0188149867	EUR	3 month Euribor
Series 3 Class B	XS0188150014	EUR	3 month Euribor
Series 3 Class C	XS0188150105	EUR	3 month Euribor
Series 4 Class A1	XS0188150287	GBP	3 month Sterling Libor
Series 4 Class A2	US43638VAG68	US$	3 month USD Libor
Series 4 Class B	XS0188150444	GBP	3 month Sterling Libor
Series 4 Class C	XS0188150527	GBP	3 month Sterling Libor

	Step Up Date	Expected Repayment Date	Initial Margin	Step up Margin
Series 1 Class A	April 2005	April 2005	-5	N/A
Series 1 Class B	January 2009	April 2005	13	26
Series 1 Class C	January 2009	April 2005	62	162
Series 2 Class A	January 2009	January 2007	8	16
Series 2 Class B	January 2009	January 2007	17	34
Series 2 Class C	January 2009	January 2007	72	172
Series 3 Class A	January 2009	October 2008	15	30
Series 3 Class B	January 2009	October 2008	27	54
Series 3 Class C	January 2009	October 2008	85	185
Series 4 Class A1	January 2009	January 2009	15	30
Series 4 Class A2	January 2009	January 2009	14	28
Series 4 Class B	January 2009	January 2009	30	60
Series 4 Class C	January 2009	January 2009	90	190

	Payment Frequency	Next Payment date	Moody's	S&P	Fitch Ratings
Series 1 Class A	Monthly	N/A	P-1	A-1+	F1+
Series 1 Class B	Quarterly	N/A	Aa3	AA	AA
Series 1 Class C	Quarterly	N/A	Baa2	BBB	BBB
Series 2 Class A	Quarterly	N/A	Aaa	AAA	AAA
Series 2 Class B	Quarterly	N/A	Aa3	AA	AA
Series 2 Class C	Quarterly	N/A	Baa2	BBB	BBB
Series 3 Class A	Quarterly	15-Jul-2008	Aaa	AAA	AAA
Series 3 Class B	Quarterly	15-Jul-2008	Aa3	AA	AA
Series 3 Class C	Quarterly	15-Jul-2008	Baa2	BBB	BBB
Series 4 Class A1	Quarterly	15-Jul-2008	Aaa	AAA	AAA
Series 4 Class A2	Quarterly	15-Jul-2008	Aaa	AAA	AAA
Series 4 Class B	Quarterly	15-Jul-2008	Aa3	AA	AA
Series 4 Class C	Quarterly	15-Jul-2008	Baa2	BBB	BBB

Holmes Financing (No. 8) PLC
Notes Outstanding
Period Ended 15 April 2008

	Initial note balance	Previous Principal	Redemptions	Current Principal
Series 1 Class A	$1,850,000,000	$0	$0	$0
Series 1 Class B	$62,900,000	$0	$0	$0
Series 1 Class C	$107,300,000	$0	$0	$0
Series 2 Class A	$1,500,000,000	$0	$0	$0
Series 2 Class B	$51,000,000	$0	$0	$0
Series 2 Class C	$87,000,000	$0	$0	$0
Series 3 Class A	€990,000,000	€990,000,000	€0	€990,000,000
Series 3 Class B	€34,000,000	€34,000,000	€0	€34,000,000
Series 3 Class C	€57,500,000	€57,500,000	€0	€57,500,000
Series 4 Class A1	£900,000,000	£900,000,000	£0	£900,000,000
Series 4 Class A2	$500,000,000	$500,000,000	$0	$500,000,000
Series 4 Class B	£39,900,000	£39,900,000	£0	£39,900,000
Series 4 Class C	£68,000,000	£68,000,000	£0	£68,000,000

	Currency Swap Counterparty		Current Rating	Rating Trigger	Comments
			Moodys / S&P / Fitch	Moodys / S&P / Fitch
Series 1 Class A	UBS		Aaa and P-1 / A-1+ / F1+	below A1 or P-1 / A-1+ / F1	Series Repaid
Series 1 Class B	UBS		Aaa and P-1 / A-1+ / F1+	below A1 or P-1 / A-1+ / F1	Series Repaid
Series 1 Class C	UBS		Aaa and P-1 / A-1+ / F1+	below A1 or P-1 / A-1+ / F1	Series Repaid
Series 2 Class A	Citibank		Aaa and P-1 / A-1+ / F1+	below A1 or P-1 / A-1+ / F1	Series Repaid
Series 2 Class B	Citibank		Aaa and P-1 / A-1+ / F1+	below A1 or P-1 / A-1+ / F1	Series Repaid
Series 2 Class C	Citibank		Aaa and P-1 / A-1+ / F1+	below A1 or P-1 / A-1+ / F1	Series Repaid
Series 3 Class A	Barclays Capital		Aa1 and P-1 / A-1+ / F1+	below A1 or P-1 / A-1+ / F1
Series 3 Class B	Barclays Capital		Aa1 and P-1 / A-1+ / F1+	below A1 or P-1 / A-1+ / F1
Series 3 Class C	Barclays Capital		Aa1 and P-1 / A-1+ / F1+	below A1 or P-1 / A-1+ / F1
Series 4 Class A1	GBP - n/a
Series 4 Class A2	CSFB		Aa1 and P-1 / A-1+ / F1+	below A1 or P-1 / A-1+ / F1
Series 4 Class B	GBP - n/a
Series 4 Class C	GBP - n/a

Holmes Funding Limited
Profit & Loss Account
Period Ended 15 April 2008

	This Quarter	Prior Quarter
	£'000	£'000

Interest receivable - Mortgages less Swaps	424,634	446,510
Interest receivable - Cash Deposits	46,103	27,305
Gain/(Loss) on fair value of interest rate swap	140,469	2,605
	611,206	476,420

Interest payable - Inter-company loans	(481,043)	(382,627)
Interest payable - Start up loans	(1,575)	(3,236)
	(482,618)	(385,863)

Net operating income	128,588	90,557

Other income	10,302	10,903
Provisions	(3,158)	(3,496)
Expenses	(7,737)	(8,246)
Start up costs amortisation	(2,252)	(1,694)
Deferred consideration	14,724	(85,416)

Profit/(loss) on ordinary activities before taxation	140,467	2,608

Taxation	(39,331)	1,581

Profit/(loss) on ordinary activities after taxation	101,136	4,189

Dividend	-	-

Retained profit/(loss) brought forward	112,937	108,748

Retained profit/(loss) carried forward	214,073	112,937

Holmes Funding Limited
Balance Sheet
Period Ended 15 April 2008

	£'000	£'000

Fixed asset investments
Beneficial interest in Trust mortgage portfolio		35,019,720
Beneficial interest in Trust cash at bank		-
Fair value of interest rate swap		-

Current assets
Amounts owed by Trustee	53,475
Deferred expenditure (costs of securing)	12,694
Sundry debtors	-
Deferred taxation / group relief receivable
Cash at bank:
First Reserve Fund	563,000
Funding Reserve Fund	10,000
Transaction account	596
Funding GIC account	443,701
	1,083,466
Creditors: Amounts falling due within one year
Deferred consideration creditor	273,656
Interest payable - start up loans	-
Amounts due to Trustee	-
Interest payable - Inter-company loans	-
Sundry creditors	361,953
Deferred taxation / group relief receivable	84,271
Corporation Taxation	57
	719,937

Net current assets		363,529

Total assets less current liabilities		35,383,249

Creditors: Amounts falling due after more than one year
Inter-company loans		(35,040,844)
Start up loans		(128,332)

Net assets		214,073

Capital and reserves
Share capital (£2)		-
Reserves		214,073
		214,073

Holmes Funding Limited
Notes to Balance Sheet
Period Ended 15 April 2008

	£'000		£'000	£'000	£'000

Balance on cash accumulation ledger			-

Available credit enhancement

	First Reserve		Second Reserve	Funding Reserve

Reserve funds at closing	563,000		-	-

Initial closing reserve funds	563,000		-	10,000
Drawings to make bullet repayment	-		-	-
Other drawings	-		-	(444)
Transfers from revenue receipts	-		-	444
Closing reserve balance	563,000		-	10,000

Target reserve funds	563,000		-	10,000

Principal deficiency ledger	AAA		AA	A	BBB

Opening PDL balance	Nil		Nil	Nil	Nil
Losses this quarter	-		-	-	-
PDL top up from revenue income	-		-	-	-
Closing PDL balance	Nil	Nil	Nil	Nil	Nil

Start up loan outstanding	Opening balance		Repayment	Interest Added	Closing balance

Initial start up loan (incl. accrued interest)	-		-	-	-
Second start up loan (incl. accrued interest)	-		-	-	-
Third start up loan	-		-	-	-
Fourth start up loan	-		-	-	-
Fifth start up loan	-		-	-	-
Sixth start up loan	-		-	-	-
Seventh start up loan	-		-	-	-
Eigth start up loan	-		-	-	-
Master Issuer 2007-1 start-up loan	22,947		8,931	324	14,340
Master Issuer 2007-3 start-up loan	78,000		30,514	1,506	48,992
Master Issuer 2007-3 start-up loan	65,000				65,000
Closing balance	165,947		39,445	1,830	128,332

Liquidity facility

Liquidity facility limit	25,000
Liquidity facility drawn	-
Liquidity facility available	25,000

Holmes Trustees Limited
Profit & Loss Account
Period Ended 15 April 2008

	This Quarter	Prior Quarter
	£'000	£'000

Interest receivable - Mortgages	559,851	578,505
Interest receivable - Cash Deposits	8,335	10,401
	568,186	588,906

Interest payable - Mortgages	(559,851)	(578,505)
Interest payable - Cash Deposits	(8,335)	(10,401)
	(568,186)	(588,906)

Net operating income	-	-

Fees receivable	6,351	6,924
Fees payable	(6,351)	(6,924)

Operating expenses	(8,181)	(8,266)
Provision charges	(877)	(2,816)
Other income	9,058	11,082

Profit on ordinary activities before taxation	-	-

Taxation

Profit on ordinary activities after taxation	-	-

Dividend	-	-

Retained profit brought forward	-	-

Retained profit carried forward	-	-

Holmes Trustees Limited
Balance Sheet
Period Ended 15 April 2008

	£'000	£'000

Fixed asset investments
Mortgage loans secured on residential property		43,814,701

Current assets
Bank interest receivable	1,123
Cash at bank	360,592
Amounts due from Seller
Other debtors
Accrued interest receivable	95,838
	457,553

Creditors: Amounts falling due within one year
Amounts due to Funding	43,484
Sundry creditors	53,475
	-
	96,959
Net current assets
		360,594
Total assets less current liabilities
		44,175,295
Creditors: Amounts falling after more than one year
Seller share of mortgage loans
Funding share of mortgage loans		(8,794,981)
		(35,019,720)
Seller share of cash at bank
Funding share of cash at bank		(360,592)

Net assets		-

Capital and reserves
Share capital (£2)		-
Reserves		-
		-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLMES FINANCING (No 8) PLC

Dated: 22 May 2008	By / s / Jessica Petrie
(Authorised Signatory)